UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required)

For the fiscal year ended December 31, 2004

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No fee required)

For the transition period from                      to                     .

Commission file number: 001-13457

Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan
(Full title of the plan and the address of the plan,
if different from that of the issuer listed below)

OCA, Inc.

3850 N. Causeway Boulevard, Suite 800
Metairie, Louisiana 70002
(Name of the issuer of the securities held
pursuant to the plan and the address of
its principal executive office)

REQUIRED INFORMATION

Page
Report of Independent Registered Public Accounting Firm	3

Report of Independent Registered Public Accounting Firm	4

Audited Financial Statements:

Statements of Net Assets Available for Benefits – December 31, 2004 and 2003	5

Statement of Changes in Net Assets Available for Benefits – Year ended December 31, 2004 and 2003	6

Notes to Financial Statements – December 31, 2004	7

Supplemental Schedule:

Schedule H, Line 4(i) – Schedule of Assets Held for Investment Purposes – December 31, 2004	12

Exhibits:

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm
Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm

Note: Other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.
EX-23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EX-23.2 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Orthodontic Centers of America, Inc.
401(k) Profit Sharing Plan

Report of Independent Registered Public Accounting Firm

     We have audited the accompanying statements of net assets available for benefits of Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan as of December 31, 2004, and the changes in its financial status for the year then ended, in conformity with U.S. generally accepted accounting principles.

     Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee’s Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ LaPorte Sehrt Romig Hand
A Professional Accounting Corporation

Metairie, Louisiana
June 23, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Orthodontic Centers of America, Inc.
401(k) Profit Sharing Plan

In our opinion, the accompanying statement of net assets available for benefits and the statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Orthodontic Centers of America, Inc., 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2003, and the change in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New Orleans, Louisiana
June 28, 2004

Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
ASSETS
Investments, at fair value:
Cash	$26,666	$2,316
Common collective trust funds	7,106,967	6,411,886
Mutual funds	3,720,639	2,597,503
Employer common stock fund	180,953	212,495

Total investments	11,035,225	9,224,200

Receivables:
Participant contributions	34,194	68,678
Employer contributions	2,485	26,838

Total contributions receivable	36,679	95,516

Total assets	11,071,904	9,319,716

LIABILITIES
Due to broker	26,667	—

Excess 401(k) contributions	—	14,102

Total liabilities	26,667	14,102

Net assets available for benefits	$11,045,237	$9,305,614

The accompanying notes are an integral part of the financial statements.

Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

	Years ended December 31,
	2004	2003
ADDITIONS
Additions to net assets attributed to:
Net appreciation in fair value of common collective trust funds	$346,589	$492,625
Net appreciation in fair value of mutual funds	219,178	431,883
Net depreciation in fair value of employer common stock fund	(43,583)	(44,861)
Interest and dividends	128,719	44,430

	650,903	924,077

Contributions:
Participants	1,872,918	1,912,868
Employer, net of forfeitures	330,718	415,716
Other income	—	15,340

	2,203,636	2,343,924

Rollovers from other plans	20,923	33,023

Total additions	2,875,462	3,301,024

DEDUCTIONS
Benefit payments	1,091,531	1,316,349
Excess 401(k) contributions	—	14,102
Trustee fees	44,308	37,967

Total deductions	1,135,839	1,368,418

NET INCREASE	1,739,623	1,932,606

Net assets available for benefits – beginning of year	9,305,614	7,373,008

Net assets available for benefits – end of year	$11,045,237	$9,305,614

The accompanying notes are an integral part of the financial statements.

Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements
December 31, 2004

Note A. Summary of Significant Accounting Policies and Description of Plan

Description of the Plan

The following description of the Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering employees of OCA, Inc. (the “Company”) and its subsidiaries who have attained the age of 21 and one year of service. Affiliated practitioners and leased employees are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective November 9, 2001, OrthAlliance, Inc. (“OrthAlliance”) merged with a subsidiary of the Company and became a wholly-owned subsidiary of the Company. OrthAlliance sponsored a defined contribution 401(k) plan (the “OrthAlliance Plan”) for eligible non-highly compensated employees. Participants from the OrthAlliance Plan became eligible to participate in the Company’s Plan effective January 1, 2002, and their years of service as OrthAlliance employees transferred to the Company’s Plan. On October 18, 2002, the plan assets of the OrthAlliance Plan totaling $483,473 were merged into the Company’s Plan.

Plan Administration

The administration of the Plan is the responsibility of an administrative committee (the “Committee”), which is comprised of employees of the Company. The responsibilities for the investment, reinvestment, control and disbursement of the funds of the Plan rests with Wachovia Bank, National Association (“Wachovia”), acting as record keeper of the Plan.

Contributions

Each year, participants in the Plan may contribute up to 15% of their total compensation. Participants who have attained the age of 50 before the end of the Plan year are eligible to make “catch-up” contributions. Matching contributions by the Company are discretionary. The matching contribution for 2004 and 2003 was 40% of each participant’s contribution, limited to $600 per calendar year. In addition to matching contributions, the Company may make additional discretionary contributions, although it made no such contributions in 2004. Participants direct the investment of their contribution and the Company contributions into various investment options offered by the Plan.

Participant Accounts

Wachovia maintains accounts on behalf of each participant. Each account is credited with (a) the participant’s pre-tax, after-tax or rollover contributions, (b) the Company’s matching contribution and (c) the participant’s share of Plan earnings. Allocations are based on participant compensation or account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

Vesting

Participants vest immediately in their contributions. Participants vest in the Company’s contributions after five years of service.

Benefit Payments

Upon retirement, termination of employment with the Company or death, participants or their beneficiaries receive the total balance of their accounts in the form of a lump-sum payment. A participant may withdraw all or a portion of his account in the event of financial hardship, as defined in the Plan.

Priorities Upon Termination

Although the Company has not expressed any intent to do so, the Company may discontinue its contribution or the Plan may be terminated subject to the provisions of ERISA at the Company’s option. If the Plan should be terminated, the net assets available for Plan benefits shall be liquidated. Amounts credited to the accounts of participants become fully vested and nonforfeitable as of the date of such termination.

Note B. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the net assets of the Plan that are available for benefits and the related changes in those net assets.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments, which consist of the realized gains or losses and the unrealized appreciation of the investments.

Investment Valuation and Income Recognition

The Plan’s funds are invested in common collective trust funds and mutual funds for which the trustee and custodian is Wachovia. The Plan also invests in the Company’s common stock, which is held in a separate Common Stock Trust. The trustee of the Common Stock Trust is a representative of the Company, and the custodian is Wachovia. Investments in common collective trust funds are carried at the Plan’s pro rata interest in the fair value of the fund’s net assets, as determined by the custodian on the last business day of the year. Investments in the mutual funds and the Company’s common stock are valued at quoted market prices on the last business day of the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates and those differences could be material.

Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

Administrative Expenses

Trustee fees are paid by the Plan. The Company pays certain other administrative costs of the Plan.

Forfeitures

Forfeitures are used to reduce employer contributions in the year following the forfeiture. As of December 31, 2004 and 2003, there were approximately $43,122 and $16,504, respectively, of forfeited nonvested accounts. In 2004 and 2003, employer contributions were reduced by $43,122 and $16,504, respectively, from forfeited nonvested accounts.

Note C. Investments

The following table represents participant-directed investments that represent 5% or more of the Plan’s net assets.

	December 31,
	2004	2003
Enhanced Stock Market Fund	$1,858,550	$1,659,376
Stable Portfolio Group Trust	5,248,417	4,752,510
Lord Abbett Balanced Fund	1,298,797	1,096,645
Dreyfus S&P Midcap Index Fund	652,477	466,497

Note D. Employer Common Stock Fund

The fund is a blend of OCA, Inc. common stock and cash, and is not a mutual fund. Participants are allowed to direct their contributions to the fund. All contributions, including profit sharing contributions, are participant directed. The value of the individual units is determined by dividing the quoted market price of the common stock plus residual cash by the number of units in the fund. The net assets of the fund were $180,953 and $212,495 as of December 31, 2004 and 2003, respectively. The funds units depreciated by (43,583) and ($44,861) during the years ended December 31, 2004 and 2003, respectively.

As of July 15, 2005, the market price per share of the Company’s common stock had decreased significantly from the market price per share at December 31, 2004. As a result, this could have a material adverse impact on the value of the employer common stock fund in the periods subsequent to December 31, 2004.

In addition, the Company has been unable to comply with certain covenants under its senior credit facility regarding the filing of an annual report on Form 10-K for the year ended December 31, 2004 and quarterly report on Form 10-Q for the quarter ended March 31, 2005, and the delivery of related annual and quarterly financial statements and compliance certificates to the lenders under the credit facility. However, a waiver of these events of default has been obtained and extends through July 31, 2005. The Company is currently seeking an additional waiver from the lenders and/or replacement financing for the credit facility. An unfavorable resolution of these uncertainties could have material adverse impact on the Company and the market price of its common stock.

Note E. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits at December 31 per the financial statements to that reflected in the Plan’s Form 5500:

	December 31,
	2004	2003
Net assets available for benefits per the financial statements	$11,045,237	$9,305,614
Less: amounts recorded as contributions receivable	(36,679)	(95,516)
Add: amounts recorded as excess contributions payable	—	14,102

Net assets available for benefits per the Form 5500	$11,008,558	$9,224,200

The following is a reconciliation of the net change to the Plan for the year ended December 31, 2004 per the financial statements to that reflected in the Form 5500:

Net increase per the financial statements	$1,739,623
Less: current year contributions receivable	(36,679)
Add: prior year contributions receivable	95,516
Less: prior year excess contributions payable	(14,102)

Net increase per the Form 5500	$1,784,358

Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

Differences between the financial statements and the Form 5500 are due to the preparation of the financial statements using the accrual basis and the preparation of the Form 5500 using the cash basis of accounting.

Note F. Risks and Uncertainties

The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Note G. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 16, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes the Plan is designed and is operated in compliance with the applicable requirements of the Code.

Note H. Related-Party Transactions

Certain Plan investments are shares of common collective trust funds managed by Wachovia. Wachovia is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions as defined by ERISA. Any transaction involving these investments are made on the open market at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of the party-in-interest transactions under ERISA.

Participants may elect to invest in the common stock of the Company. In 2004, the Plan purchased 22,905 shares of the Company’s common stock with a market value of approximately $147,600 and sold 21,842 shares of the Company’s common stock with a market value of approximately $136,500.

ORTHODONTIC CENTERS OF AMERICA, INC.
401(k) PROFIT SHARING PLAN

DECEMBER 31, 2004

INDEX TO SUPPLEMENTAL SCHEDULES

Required Under the Department of Labor Rules and Regulations
For Reporting and Disclosure Under the
Employee Retirement Security Act of 1974

Schedule H Line 4(i) – Schedule of Assets Held for Investment
           Purposes – Hibernia National Bank as Financial Advisor                                                                      Schedule I

All other schedules required under the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974 have been omitted because of the absence of conditions under which they are required.

Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

Schedule I

Supplemental Schedule – EIN 72-0476169 Plan 001

Schedule H, Line 4(i) — Schedule of Assets Held for Investment Purposes

As of December 31, 2004

(a)	(b)	(c)	(d)	(e)
		Description of		Current
	Identity of Issue	Investment	Cost	Value
	Common Collective Trust Funds:
*	Wachovia	Enhanced Stock Market Fund	**	$ 1,858,550
*	Wachovia	Stable Portfolio Group Trust	**	5,248,417

				7,106,967

	Mutual Funds:
	Fidelity	Series I Equity Growth Fund	**	208,487
	American Investment Company of America	American Investment Company of America Fund	**	472,899
	Dreyfus	Mid-cap Index Fund	**	652,477
	Fidelity	Intermediate Bond Fund	**	257,915
	Goldman Sachs	Small Cap Value Fund	**	261,608
	Lord Abbett	Balanced Moderate Allocation Fund	**	1,298,797
	Federated	Kaufman Mid-Cap Growth Fund	**	113,606
	Templeton	Large Blend Growth Fund	**	236,098
	American Century	Small Company Fund	**	129,740
	Goldman Sachs	Mid-cap Value Fund	**	89,012

				3,720,639
	Cash			26,666

	Employer Common Stock Fund:

*	OCA, Inc. Fund	Blend of OCA, Inc. common stock and cash	**	180,953

				$11,035,225

*	Indicates Party-in-Interest to the Plan as defined by ERISA.

**	Cost omitted for participant directed investments.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Orthodontic Centers of America, Inc.
401(k) Profit Sharing Plan

WACHOVIA BANK, as Trustee

July 19, 2005	By:	/s/ Susan Gossett

Susan Gossett
Vice President and Consultant
Wachovia Retirement Services

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm